July 6, 2009

VIA EDGAR

Mr. Kevin W. Vaughn, Branch Chief

Mr. Paul Cline, Staff Accountant

U.S. Securities and Exchange Commission, Mail Stop 4561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2008

Dear Mr. Vaughn and Mr. Cline:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated June 22, 2009 from Mr. Vaughn to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Form 8-K filed April 23, 2009 and Form 10-Q for the period ended March 31, 2009. The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K

Commercial and Lease Financing, page 67

1.     Please refer to your response to comment 3 of our April 23, 2009 comment letter.  We agree that the primary risks for shared national credits are related to agent banks and your ability to monitor them.  In future filings, please provide an expanded discussion of your procedures for monitoring agent banks.

We have included in our proposed revised disclosure an expanded discussion (presented below in italics) of our procedures for monitoring agent banks.

Proposed Revised Disclosure:

To grow, diversify and manage concentration risk of the Company’s loan portfolio, the Company purchases and sells participations in loans.  Included in this portfolio are purchased participations in Shared National Credits (“SNC”).  As of December 31, 2008, purchased SNC commitments totaled $1.31 billion, or 7 percent of total loan commitments.  Outstanding loan balances on purchased SNCs were $707.9 million, or 6 percent of total loans outstanding, at December 31, 2008.  At December 31, 2007, purchased SNC commitments totaled $1.31 billion, and outstanding balances totaled $495.5 million.  The growth in the purchased SNC portfolio during 2008 was related to commercial credits.

SNC purchases represent a prudent portfolio growth and diversification strategy for the Company. It provides the Company the opportunity to extend credit and other fee-based services and products to companies and their owners and/or principals, whose borrowing needs exceed the Company’s desired credit exposure to one borrower.  Risk is shared among several banks.  The Company generally purchases SNCs where either the owner or the borrower has operations domiciled in the Company’s market area and where there is an opportunity to cross-sell products and services in addition to the subject credit facility. The Company performs a similar level of due diligence on SNC as it does for non-SNC credit facilities. The amount of purchased SNC loans is controlled and monitored through the Company’s concentration limits.  SNC loans are originated by selected departments that specialize and understand the complexity of larger loans and borrowers. By definition there is no fundamental difference in credit risk between a SNC and a non-SNC borrower. The Company believes the primary risk associated with a SNC loan compared to a non-SNC loan is that the account management strategy is subject to a consensus agreement among the agent bank and the lenders, which may differ from the Company’s account management strategy.  The Company manages this risk by purchasing SNC loans only from pre-approved agent banks, where the Company evaluates the agent bank’s industry and management expertise.  Additionally, the Company evaluates the financial capacity of the agent bank through its Regulation F process for managing Interbank liabilities.  This includes performing periodic financial analyses of the agent bank and tracking and maintaining exposure levels consistent with the credit quality.

Form 8-K filed April 23, 2009

2.     Please refer to your response to comment 9 of our April 23, 2009 comment letter and revise your future filings to specifically label all non-GAAP measures as such wherever presented, to provide a cross reference to the reconciliation of GAAP measures to non-GAAP measures, as applicable, and to provide a discussion of why management believes the non-GAAP measures are meaningful.  To the extent you reference non-GAAP measures in your Forms 10-Q in the future, as you did for the quarter ended March 31, 2009, ensure you include all related disclosures requested under this comment.

For its future filings, the Company will specifically label all non-GAAP measures wherever presented and ensure that all required disclosures are included.

We have provided revisions to our disclosures using our Form 10-Q for the quarter ended March 31, 2009 as an example. We presented Tangible common shareholders’ equity to tangible assets and Tangible common shareholders’ equity to risk-weighted assets on page 56 of the Form 10-Q and Tangible common shareholders’ equity to tangible assets on page 35 of the Form 10-Q.  These measures are non-GAAP measures.  Our proposed revised disclosure reflects the updated footnotes to those non-GAAP measures, including specific labeling of those non-GAAP measures as such, a reconciliation of GAAP measures to non-GAAP measures and a discussion of why management believes the non-GAAP measures are meaningful.

Proposed Revised Disclosure:

Page 56 of the Form 10-Q

(1) Tangible common shareholders’ equity to tangible assets is a non-GAAP financial measure that represents common shareholders’ equity less identifiable intangible assets and goodwill divided by total assets less identifiable assets and goodwill.  Management reviews tangible common shareholders’ equity to tangible assets in evaluating the Company’s capital levels and has included this ratio in response to market participant interest in tangible common shareholders’ equity as a measure of capital.  See reconciliation of the GAAP financial measure to this non-GAAP financial measure below.

(2) Tangible common shareholders’ equity to risk-weighted assets is a non-GAAP financial measure that represents common shareholders’ equity less identifiable intangible assets and goodwill divided by risk-weighted assets.  Under bank regulatory guidelines, the Company calculates risk-weighted assets by assigning assets and credit equivalent amounts of derivatives and off-balance sheet items to one of several broad risk categories according to the obligor, or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar amount in each risk category is then multiplied by the risk weight associated with that category.  The resulting weighted values from each of the risk categories are added together for determining risk-weighted assets.  Management reviews tangible common shareholders’ equity to risk-weighted assets in evaluating the Company’s capital levels and has included this ratio in response to market participant interest in tangible common shareholders’ equity as a measure of capital.  See reconciliation of the GAAP financial measure to this non-GAAP financial measure below.

Reconciliation of GAAP financial measure to non-GAAP financial measure:

	March 31,	December 31,	March 31,
(in thousands)	2009	2008	2008

Common shareholders’ equity	$1,664,601	$1,650,844	$1,679,008
Less: Goodwill	(459,418)	(459,418)	(449,595)
Less: Other intangible assets	(38,776)	(40,619)	(65,216)
Tangible common shareholders’ equity (A)	$1,166,407	$1,150,807	$1,164,197

Total assets	$16,933,530	$16,455,515	$15,934,032
Less: Goodwill	(459,418)	(459,418)	(449,595)
Less: Other intangible assets	(38,776)	(40,619)	(65,216)
Tangible assets (B)	$16,435,336	$15,955,478	$15,419,221

Risk-weighted assets (C)	$13,618,545	$13,943,007	$13,159,988

Tangible common shareholders’ equity to tangible assets (A)/(B)	7.10%	7.21%	7.55%
Tangible common shareholders’ equity to risk-weighted assets (A)/(C)	8.56%	8.25%	8.85%

Page 35 of the Form 10-Q

The Company remains well capitalized.  Its ratio of tangible common shareholders’ equity to tangible assets, a non-GAAP measure, was 7.10 percent at March 31, 2009, compared to 7.55 percent at March 31, 2008, and 7.21 percent at December 31, 2008.  Refer to the Capital Adequacy Requirement section on page 56 for further discussion of this non-GAAP measure.

Form 10-Q for the period ended March 31, 2009

Note 3. Investment Securities, page 13

3.     Please tell us and revise future filings to disclose how you considered the requirements of paragraph 15 of SFAS 115, which states that transfer into or from the trading category should be rare, in determining that a transfer of securities from available for sale to trading was appropriate.

Please refer to the proposed revised disclosure, as follows, for a discussion as to how we considered the requirements of paragraph 15 of SFAS 115.

Proposed Revised Disclosure:

In response to the unprecedented significant declines in equity valuations and continuing volatility in the equity markets, management reevaluated its investment strategy and risk tolerance with respect to holding equity securities.  The reassessment of the investment objectives, risk management parameters and other factors ultimately led the Company to change its intent surrounding these marketable equity investments.  Based on this reevaluation, the Company determined that its intent was to sell these securities in the near term rather than hold these securities for the long term.  The change in intent resulted in the Company liquidating the majority of its investments in equity securities during the first quarter of 2009. The extent of the investment sales also impacted management’s ability to demonstrate sufficient intent to hold these securities until their cost basis recovered.  Following this reassessment and change in intent, the remaining equity securities totaling $4.0 million, were transferred from available-for-sale to trading securities during the first quarter of 2009.  These securities were transferred to trading at fair value.  The gross gains and gross losses included in earnings from the transfer of these securities to trading were $14 thousand and $0.6 million, respectively. Trading securities are carried at fair value and unrealized holding gains or losses on trading securities are included in earnings in the consolidated statements of income.

The Company specifically acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•      staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

/s/ Christopher J. Carey

Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel & Secretary